UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

CENTRAL PUERTO ANNOUNCES THIRD QUARTER 2025 RESULTS DATE

Buenos Aires – November 3, 2025 – Central Puerto SA ("Central Puerto" or the "Company") (BYMA: CEPU), the largest private electric power generation company in Argentina, will publish its results for the Third Quarter of 2025 on Tuesday, November 11, 2025. The Company's leadership team will host a conference call to discuss the Company's financial results on Wednesday, November 12, 2025 at 10:00 A.M. ET (12:00 P.M. BAT).

To register and access the conference call, access the following link: Click here

Conference call link will be also available at Central Puerto’s "Investors" section at www.centralpuerto.com. Please save extra time before the call to visit the website and download any software that may be needed to listen to the webcast. The call will then be available for replay on the Central Puerto website in the "Investors" section.

Contact:

Inversores@centralpuerto.com

Phone: +54 11 4317-5000

Av. Tomás Alba Edison 2701

Dock E – Port of Buenos Aires

(C1104BAB) City of Buenos Aires

Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 3, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact